UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	333-127545

PSE&G Transition Funding II LLC

(Exact name of registrant as specified in its charter)

80 Park Plaza – T-4D
P.O. Box 1171
Newark, New Jersey 07101-1171
(973) 297-2227

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Transition Bonds, Series 2005-1:
Class A-2 Bonds 4.34%
Class A-3 Bonds 4.49%
Class A-4 Bonds 4.57%

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒	Transition Bonds
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒	Transition Bonds

Approximate number of holders of record as of the certification or notice date: Transition Bonds	33

Pursuant to the requirements of the Securities Exchange Act of 1934, PSE&G Transition Funding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 13, 2009	By:	/s/ Derek M. DiRisio
Derek M. DiRisio
Controller